Exhibit 99.1

Nano Dimension’s Partner, Accucode, Expands with Opening of First 3D Electronics Service Bureau in the U.S. and Purchases Second DragonFly System

NESS ZIONA, Israel, November 19, 2019 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), announced today that US-based reseller, Accucode, is opening the world’s first service bureau for 3D printing of electronics, focused on serving the market with end-to-end prototyping and low-volume additive manufacturing services for electronics.

Nano Dimension also announced the sale of a second DragonFly LDM precision additive manufacturing system to Accucode. Accucode, a technology systems integrator and software development firm, now has one DragonFly system installed in its Colorado-based facility in Denver and the other in Richardson, Texas. The two DragonFly systems will support Accucode’s 3D electronics service bureau, which is currently open for business.

With the DragonFly system’s unique ability to 3D-print conductive metal and polymer simultaneously with high precision, the service bureau will provide a cost-effective production solution to produce one-off functional boards and test them quickly. The solution also allows experimentation with unique designs that are not constrained by traditional PCB manufacturing processes. Services offered include products and components with integrated functionality such as printed circuit boards with side mounted and inserted components, functional capacitors, vertically stacked integrated circuits, DC-to-DC power converters, antennas and RF devices. The new service bureau will be co-managed by Accucode 3D, the 3D printer division of Accucode, and The 3D Printing Store, which recently merged with Accucode 3D to offer 3D design, printing and scanning services for business and consumers.

“Building on our experience of thousands of additively manufactured electronics parts, with the help and collaboration of Accucode’s dedicated service bureau, we are now scaling our business to enlarge our reach. Customers that wish to benefit from our disruptive technology can easily have it now through a service thanks to Accucode.” said Amit Dror, CEO of Nano Dimension. “For us, the opening of a dedicated service bureau represents Accucode’s strong belief in our technology and the continuation of a long and prosperous journey together to expand our market reach.”

“We have seen increasing growth in the number of businesses looking for functional electrical prototyping and manufacturing solutions. Nano Dimension’s technology and expertise helps us provide a direct path to achieve that,” said Debra Wilcox, CEO of Accucode 3D and The 3D Printing Store. “We are very excited about the prototyping and manufacturing options the Nano Dimension’s unique DragonFly technology offers our customers across aerospace, telecom, consumer electronics, and IoT devices. It provides the best solution to reduce prototyping costs, development time and geometric complexities, while providing our customers with a clear path to innovate and stay ahead of the competition.”

“Additive manufacturing is ready to disrupt the electronics manufacturing sector,” said Kevin Price, CEO of Accucode. “Our teams in Dallas, Denver and Ireland are ready to support customers through the disruption processes. Our service bureau can design, print, populate, and deliver working electronics in days. We can potentially deliver this at a significant cost savings over today’s production options. From quantities of 1 to the 1,000’s. This is a dream come true for designers, inventors and manufacturers of many things. Nano Dimension has been a great partner and we are excited by this opportunity.”

About Accucode, Inc.

Accucode, Inc. is one of the largest and fastest growing private companies in the United States. Accucode is a leading technology systems integrator and software company specializing in the application of mobile computing, networks, AIDC, 3D printing technologies, and artificial intelligence. Accucode, Inc. is a technology disruption platform that applies to almost any industry or problem set. For more information, visit https://accucode.com/. For more information about Accucode 3D, visit https://accucode3d.com/.

About Accucode 3D

Founded in 2015, Accucode 3D offers cutting-edge 3D printers and 3D scanners to businesses involved in a variety of industrial applications, ranging from engineering and manufacturing to dental and aerospace. Accucode 3D works with 3D printer vendors and 3D resellers, offering boutique distribution services to help grow their business. By leveraging an experienced team of technicians and well-established depot centers in the United States, Accucode 3D is uniquely qualified to help 3D resellers and vendors grow their footprint across North America. For more information about Accucode 3D, visit www.accucode3d.com.

About The 3D Printing Store

Established in November 2012 by cofounders Debra Wilcox and Kenton Kuhn, The 3D Printing Store was one of the first brick and mortar locations to offer face-to-face 3D design, 3D scanning, and 3D printing services to businesses and consumers. That model has grown to encompass multiple printer technologies, casting and molding, and assemblies that serve an expanding customer base. This includes aerospace companies, manufacturers and growth companies that need fast, reliable and accurate design and print services. A broad customer base includes first-time product developers, industry specific prototypes and tooling, production parts and support for students and educators who are envisioning the future. For more information, visit www.the3dprintingstore.com.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits and use of its products, scaling its business to enlarge reach, and the availability of its technology through Accucode. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

ACCUCODE PR CONTACT

Andrew Sager, 3D Marketing Manager |303-542-0055| asager@accucode.com

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